SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                                  TEXOIL, INC.
                    ------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, PAR VALUE $0.01
                    ------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    882906209
                    ------------------------------------------
                                 (CUSIP NUMBER)

                                 THOMAS G. ADLER
                 JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500
                 -----------------------------------------------
                       (NAME, ADDRESS AND TELEPHONE NUMBER
                         OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)


                                FEBRUARY 23, 2001
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 882906209                                            Page 2 of 8 Pages
          ---------

     1.   Name of Reporting Person: Quantum Energy Partners, LP

     2.   Check the Appropriate  Box if a Member of a Group (See  Instructions):
          (a) [ ]   (b)  [ ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions): 00 C Contributions from partners.

     5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

     6.   Citizenship or Place of Organization:    Delaware


         Number of         7.  Sole Voting Power                      -0-
         Shares
         Beneficially      8.  Shares Voting Power                    -0-
         Owned by Each
         Reporting         9.  Sole Dispositive Power                 -0-
         Person With
                          10.  Shared Dispositive Power               -0-

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

            -0-

     12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): [ ]

     13.  Percent of Class Represented by Amount in Row 11:  0%

     14.  Type of Reporting Person (See Instructions):     PN

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer
----------------------------

         This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Texoil, Inc. (the "Company"), the principal executive offices of which are located at 110 Cypress Station, Suite 220, Houston, Texas 77090. The Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible into two shares of Common Stock at any time upon the election of Quantum Energy Partners, LP.

Item 2.  Identity and Background
--------------------------------

         No material changes.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         Not applicable

Item 4.  Purpose of the Transaction
-----------------------------------

(a) and (b)    Pursuant to an Agreement and Plan of Merger,  dated as of January
               18, 2001, (the "Merger  Agreement"),  among Ocean Energy, Inc., a
               Texas corporation ("Ocean"), OEI Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Ocean ("Merger Sub"), and the Company, and subject to the conditions set forth therein
               (including,  but not  limited  to,  the  adoption  of the  Merger
               Agreement by the stockholders of the Company) Merger Sub will be merged (the "Merger") with and into the Company, the Company will be the surviving corporation (the "Surviving Corporation") in the Merger and will become a wholly-owned subsidiary of Ocean. Each issued and outstanding share of the Common Stock will be converted into the right to receive $8.25 and each issued and outstanding share of Preferred Stock will be converted into the right to receive $18.04. In addition, certain options and warrants to purchase Common Stock will be purchased for an amount per share equal to the difference between $8.25 and the exercise price per share of Common Stock covered by such option or warrant on the terms set forth in the Merger Agreement.

               Pursuant to the Merger Agreement, Merger Sub completed a tender offer (the "Tender Offer") on February 22, 2001 for all of the Company's issued and outstanding Common Stock and Preferred Stock at a purchase price of $8.25 and $18.04, respectively, per share.

               The Partnership tendered all of its shares of Preferred Stock in the Tender Offer.

(c) - (j)      No material changes



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a)      Number and Percentage of Securities Owned:
                  -----------------------------------------

                    As a result of the Tender Offer, the Partnership does not own securities of the Company,

         (b)        Not applicable

         (c)        Transactions  in  Securities:
                    ----------------------------

                    Except as disclosed herein, there have been no other transactions in the securities of the Company by the Partnership, its general partner or any of its Managers within the past sixty days.

         (d)        Not applicable.

         (e)        Cessation of Beneficial Ownership:
                    ---------------------------------

                    The Partnership ceased to be a five percent (5%) beneficial owner of any class of securities of the Company on February 23, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
------------------------------------------------------------------------------

         No material changes.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 12, 2001.

                           QUANTUM ENERGY PARTNERS, LP

                           By:      Quantum Energy Management, LLC,
                                    its General Partner

                                    By:   /s/ S. Wil VanLoh, Jr.
                                       -------------------------------------
                                       Name:  S. Wil VanLoh, Jr.
                                       Title: President